Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-2640

02 JUL 16 AM 12:23

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

July 9, 2002

[redacted]

02042637

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

SUPPL

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

RE: Glencairn Explorations Ltd. ("GEL")
File No. 1001-M-1

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), and in accordance with s. 9.1(1)(c)(iii) of Ontario Securities Commission Rule 45-503, I hereby give notice that 15,000 common shares of GEL were issued to **Laurence Stephenson**, 6 Adelaide Street East, Suite 220, Toronto, Ontario, M5C 1H6, a former director of GEL at a price of $0.30 per share on June 24, 2002 pursuant to the exemptions relating to director stock options and pursuant to GEL's Stock Option Plan.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett
Encls.
KES/vl

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

cc: TSX Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **Exemption No. 82-2640**
Glencairn Explorations Ltd.

F:\WPDOC\STOCKOPT\SOX\GEL\july902eso.wpd

dlw 7/16

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-2640

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

July 9, 2002

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

RE: Glencairn Explorations Ltd. ("GEL")
File No. 1001-M-1

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), and in accordance with s. 9.1(1)(c)(iii) of Ontario Securities Commission Rule 45-503, I hereby give notice that 15,000 common shares of GEL were issued to **Laurence Stephenson**, 6 Adelaide Street East, Suite 220, Toronto, Ontario, M5C 1H6, a former director of GEL at a price of $0.30 per share on June 24, 2002 pursuant to the exemptions relating to director stock options and pursuant to GEL's Stock Option Plan.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett
Encls.
KES/vl

cc: TSX Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **Exemption No. 82-2640**
Glencairn Explorations Ltd.

F:\WPDOC\STOCKOPT\SOX\GEL\july902eso.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2